EQUITABLE VARIABLE LIFE INSURANCE COMPANY



   THE INSURED     RICHARD ROE       SPECIMEN        POLICY NUMBER

 REGISTER DATE     APRIL 1, 1984     MAY 1, 1984     VARIABILITY EFFECTIVE DATE

Endorsed on this policy on its Date of Issue:

1. For purposes of determining the VAA Change Amount for each separate account on the first policy anniversary of this policy, Items (1) and (2) of "VAA Change Amount" on page 12 are changed to read as follows:

     (1) The Actual NRR for the separate account from the Variability Effective Date to the first policy anniversary, minus the pro-rated portion of the Base NRR covering the same period. Or, if the Variable Reduced Paid-Up Insurance option is elected in the first policy year, the Actual NRR for the separate account from the date that such option takes effect, minus the pro-rated portion of the Base NRR covering the same period.

     (2) The Benefit Base for the separate account as of the Register Date. (If the Variable Reduced Paid-Up Insurance option has been elected in the first policy year, the Benefit Base is the net cash value as of the date of lapse.)

2. For purposes of determining the cash value on any date during the first policy year, the first paragraph of "Calculation of Cash Values" on page 13 is changed to read as follows:

     The cash value of this policy on any date is the sum of your cash values in each separate account on that date. Your cash value in each separate account on any date during the first policy year is determined as follows:

     (1) While the policy is not lapsed, the sum of the immediately following Items (a), (c) and (d).

     (2) More than three months after the policy has lapsed and while it is being continued under the Variable Reduced Paid-Up Insurance option, the sum of the immediately following Items (b), (c) and (d).

          (a) The tabular cash value on that date, multiplied by the allocation percentage for that separate account in effect on the Register Date.

          (b)  The product of the following Items (i) and (ii):

               (i) The product of the Net Single Premium on that date per $1,000 of Paid-Up Whole Life Insurance as shown on page 3B, and the Variable Reduced Paid-Up Face Amount defined on page 7.

               (ii) The following  amount  immediately  before the date on which the cash value is being determined: The cash value in that separate account, divided by the total cash value in this policy.

          (c) The Net Single Premium on that date for the current VAA for that separate account.

          (d) If the date is not a policy anniversary, the product of the following Items (i) and (ii):

               (i) The Actual NRR for the separate account for the time elapsed since the Variability Effective Date minus the Base NRR for the same period.

               (ii) The Benefit  Base for the  separate  account on the Register
                    Date.



     SPECIMEN                                 SPECIMEN

    Kevin Keefe        Secretary          Donald J. Mooney            President

S84-81